FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2004
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant's name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the third quarter ended June 2004, furnished by the Registrant under this Form 6-K is incorporated by reference into the Registration Statement of Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant's Registration Statement on Form S-8 (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Form S-8 Version
conformed results for the quarter and nine
               months ended June 2004
The word for fine paper
sappi

Coated fine paper 63%
Uncoated fine paper 5%
Coated specialities 9%
Commodity paper
9%
Pulp 13%
Other
1%
Europe
42%
Southern Africa
15%
Asia and other 12%
North America
31%
Europe
45%
Southern Africa 25%
North America 30%
Europe & ROW***
13%
Southern Africa 50%
North America
37%
Sappi is the world's leading
producer of coated fine paper
*   for the nine months ended June 2004
**  as at 30 June 2004
*** Rest of the world
Sales by product group *
Sales: where the product is sold *
Sales: where the product is manufactured *
Geographic ownership **

EPS 18 US cents
Results enhanced by plantation fair value and
taxation credits
Cash flow improves
Southern African businesses' margins squeezed
by Rand strength
Global demand for coated paper recovering
Quarter ended Nine months ended
June
March June **
June
June **
2004
2004 2003
2004
2003
Sales (US$ million)
1,188
1,185 1,062
3,493
3,176
Operating profit (US$ million)
60
56 52
116
255
EBITDA (US$ million) *
175
173 146
462
529
Operating profit to sales (%)
5.1
4.7 4.9
3.3
8.0
Headline EPS (US cents) *
18
10 11
19
58
EPS (US cents)
18
10 11
19
58
* Refer to notes 1 and 2 of the Supplemental Information for reconcilliations of these numbers and definitions of these terms
** Restated for South African Generally Accepted Accounting Practice AC 137
financial highlights
summary
sappi

sappi

During the quarter we have seen continued demand growth in our major markets. Coated fine paper demand in North America and Europe grew strongly with apparent consumption up approximately 12% and 11% respectively compared to the equivalent quarter last year.
Prices for coated paper, however, remained low. In Europe the price increases announced for April were largely unrealised although the Euro price of our graphics paper did increase slightly compared to the prior quarter. The June price increases for coated paper in North America have been successful for non-contract business and are being phased in as price agreements expire.
Demand for pulp, particularly chemical cellulose pulp (dissolving pulp), was strong and NBSK pulp prices strengthened in the quarter to US$655 per ton. The average US dollar price for the quarter was approximately 17% above the equivalent quarter last year and 10% above the March quarter.
Sappi's earnings and headline earnings per share for the quarter were 18 US cents compared to 11 US cents for the equivalent quarter last year.
The quarter's results were enhanced by the favourable impact of applying the Agriculture Accounting Standard - AC 137 (IAS41) to our plantations, which added approximately US$21 million to net profit compared to applying our previous accounting standard.
Although costs were generally well managed, we continue to experience input cost inflation. In particular, higher prices of wood and energy in North America had an unfavourable impact on operating income of approximately US$9 million compared to the equivalent quarter last year. Selling, General and Administrative costs were US$8 million below the prior quarter but US$14 million above the equivalent quarter last year.
Net finance costs of US$30 million were slightly above the equivalent quarter last year; net interest paid was US$13 million lower but was offset by a swing from a foreign exchange gain to a small loss and a change in the fair value of financial instruments.
Taxation in the quarter reflects net tax credits of US$8 million resulting mainly from the net release of provisions as the result of the finalisation of tax audits and the reduction in Austrian deferred tax liabilities following the announced reduction in the Austrian tax rate from 34% to 25%.
comment

Strong cash generation was again a feature of our results. Cash generated by operations increased to US$154 million in the quarter compared to US$122 million in the equivalent quarter last year. There was a US$15 million reduction in working capital mainly as a result of increased payables.
Capital expenditure for the quarter was US$57 million and for the nine months was US$224 million, approximately 73% of depreciation.
cash flow
sappi

sappi

Sappi Fine Paper
Quarter
Quarter
ended
ended
June
June
2004
2003%
US$ million
US$ million change
Sales
957
874 9.5
Operating profit
4
33 (87.9)
Operating profit to sales (%)
0.4
3.8 -
Although there has been a strong improvement in demand, price levels in the quarter remained at cyclical lows.
The results of our fine paper division continued to be unfavourably impacted by our North American operations, which reported a loss for the quarter. The North American operating results returned to break-even in June.
Europe
Quarter
Quarter
ended
ended
June
June
%
%
2004
2003
change
change
US$ million
US$ million
(US$)
(Euro)
Sales
512
481
6.4
(0.8)
Operating profit
18
14
28.6
19.9
Operating profit to sales (%)
3.5
2.9
-
-
Our total sales volume was 6% above the equivalent quarter last year. For coated fine paper our sales volume in Europe was approximately 14% higher, reflecting the strong apparent consumption growth but it was lower than the March quarter due to seasonal effects.
Although average prices for graphics paper showed some increase in the quarter we did not achieve the price increase which we announced for April. Compared to the equivalent quarter last year average prices realised in Euros were down 7%.
operating review for the quarter

North America
Quarter
Quarter
ended
ended
June
June
2004
2003%
US$ million
US$ million change
Sales
363
319 13.8
Operating (loss) profit
(17)
9 -
Operating profit to sales (%)
-
2.8 -
The performance of our North American business was disappointing for the quarter, but operating results reached break-even in June supported by strong shipments and increasing prices. Our North American inventories declined by approximately 13% compared to March.
Our sales volumes were 27% higher than the equivalent quarter last year compared to a growth in US coated fine paper producers' shipments of approximately 19% but average prices realised were 10% lower notwithstanding the June price increase.
Higher wood and energy prices had unfavourable impacts of US$7 million and US$2 million respectively on operating profit compared to the equivalent quarter last year. However, compared to the March quarter the unfavourable impacts on operating profit were approximately US$3 million and US$1 million respectively. Wood costs have now largely stabilised.
We expect demand for our web products to remain strong in the final quarter and prices to improve further as the effect of the June increase is phased in. On 28 July 2004 we announced a further increase of US$60 per ton on web products effective immediately on new orders.
sappi

sappi

South Africa
Quarter
Quarter
ended
ended
June
June
%
%
2004
2003
change
change
US$ million
US$ million
(US$)
(Rand)
Sales
82
74
10.8
(4.2)
Operating profit
3
10
(70.0)
(74.1)
Operating profit to sales (%)
3.7
13.5
-
-
Our sales volume remained strong in the quarter. The Rand prices in the domestic market and Rand realisations from exports have, however, reduced as a result of the strong currency. This has resulted in a sharp reduction in margins and returns.
Sappi Forest Products
Quarter
Quarter
ended
ended
June
June
%
%
2004
2003
change
change
US$ million
US$ million
(US$)
(Rand)
Sales
231
188
22.9
(6.2)
Operating profit
62
21
195.2
155.2
Operating profit to sales (%)
26.8
11.2
-
-
We experienced strong domestic demand for our packaging paper and newsprint in the quarter. Pulp prices continued to increase in Dollar terms, reflecting strong demand growth. Our chemical cellulose pulp (dissolving pulp) business continued to perform strongly.
The strong Rand has continued to squeeze our margins, particularly by reducing the rand realisation from exports.
The fair value adjustment to the value of our plantations in terms of accounting standard AC 137 had a significant impact on operating results in the quarter as a result of increased pulpwood prices.
operating review for the quarter (continued)

We are experiencing increased demand for coated paper worldwide and particularly in our major markets of Europe and North America.
As price levels for coated paper remain at low levels, achieving higher prices remains key to improving our profitability. We will realise further increases from the June announcement in North America during the fourth financial quarter. We have announced further price increases in North America and Europe.
Demand for chemical cellulose pulp (dissolving pulp) is also strong and prices have increased in line with NBSK pulp prices. Along with our other Southern African businesses the margins of this business continue to be squeezed by the strength of the Rand relative to the US Dollar.
We are clearly seeing an overall improvement in our business environment and expect some improvement in earnings per share in the fourth financial quarter; however, we will not achieve the full effect of the turnaround in our North American business until next year.
On behalf of the Board
J C A Leslie
D G Wilson
Director Director 29 July 2004
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284
group outlook
sappi

sappi

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward - looking  statements

Conformed financial results for the quarter and nine months ended June 2004 sappi

sappi

Form S-8 Version

Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
US$ million
US$ million
% change
US$ million
US$ million
% change
Sales
1,188
1,062            11.9             3,493
3,176            10.0
Cost of sales
1,037
936
3,062
2,696
Gross profit
151
126            19.8                431
480          (10.2)
Selling, general &
administrative
expenses
91
77
315
229
60
49
116
251
Other income
-
3
-
4
Operating profit
60
52            15.4                 116
255           (54.5)
Net finance costs
30
29
84
90
Net paid
26
39
78
93
Capitalised
(1)
(1)
(2)
(2)
Net foreign exchange
losses (gains)
1
(6)
(5)
2
Change in fair value of
financial instruments
4
(3)
13
(3)
Profit before tax
30
23            30.4
32
165           (80.6)
Taxation - current
2
5
20
36
- deferred
(12)
(7)
(30)
(5)
Net profit
40
25            60.0
42
134           (68.7)
Earnings per share
(US cents)
18
11
19
58
Weighted average
number of shares
in issue (millions)
226.3
229.1
226.3
229.5
Diluted earnings per
share (US cents)
17
11
18
58
Weighted average
number of shares on
fully diluted basis
(millions)
228.3
231.5
228.3
232.1
group income statement

Reviewed
Audited
June 2004
Sept 2003
US$ million
US$ million
ASSETS
Non-current assets
4,516
4,242
Property, plant and equipment
3,666
3,554
Plantations
544
432
Deferred taxation
36
41
Other non-current assets
270
215
Current assets
1,441
1,575
Cash and cash equivalents
387
584
Trade and other receivables
274
290
Inventories
780
701
Total assets
5,957
5,817
EQUITY AND LIABILITIES
Shareholders' equity
Ordinary shareholders' interest
2,083
1,945
Non-current liabilities
2,469
2,541
Interest-bearing borrowings
1,590
1,742
Deferred taxation
522
517
Other non-current liabilities
357
282
Current liabilities
1,405
1,331
Interest-bearing borrowings
382
170
Bank overdraft
64
163
Taxation payable
74
82
Other current liabilities
885
916
Total equity and liabilities
5,957
5,817
Number of shares in issue at
balance sheet date (millions)
226.4
226.9
group balance sheet
sappi

sappi

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
US$ million
US$ million
US$ million
US$ million
Cash generated by
operations
154
122
444
495
Movement in working
capital
15
(18)
(129)
(183)
Net finance costs
(29)
(31)
(81)
(92)
Taxation (paid) recovered
(11)
6
(30)
31
Dividend paid
-
-
(66)
(65)
Cash retained from
operating activities
129
79
138
186
Cash effects of investing
activities
(62)
(87)
(247)
(179)
67
(8)
(109)
7
Cash effects of financing
activities
(13)
138
(112)
141
Net movement in cash
and cash equivalents
54
130
(221)
148
group cash flow statement

Reviewed
Reviewed
Nine months
Nine months
ended
ended
June 2004
June 2003
US$ million
US$ million
Balance - beginning of year as reported
1,958
1,601
Change in accounting policy
(13)
(4)
Balance - beginning of year restated
1,945
1,597
Net profit
42
134
Foreign currency translation reserve
169
313
Revaluation of derivative instruments
3
(17)
Dividends declared - US$ 0.29
(2003: US$ 0.28) per share
(66)
(65)
Share buybacks net of transfers to participants
of the share purchase trust
(10)
(24)
Balance - end of period
2,083
1,938
group statement of changes in shareholders' equity
sappi

sappi

1. Basis of preparation
The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2003, except for the new agriculture accounting standard - Agriculture - AC 137 (IAS 41) which became effective from the beginning of the current financial year.
The effect on equity for the above change is reflected in the Group statement of changes in shareholders' equity. The effect on net profit for the current quarter is an increase of US$21 million, net of US$11 million tax (March 2003 quarter: minimal impact; June 2003 quarter: decrease of US$4 million, net of US$1 million tax) and an increase of US$35 million, net of US$17 million tax for the nine months ended (June 2003: a decrease of US$5 million, net of US$2 million tax). Where appropriate, comparative figures have been restated. The restatement has decreased the basic and headline earnings per share by 2 US cents and 1 US cent for the June 2003 quarter, respectively and 3 US cents and 2 US cents for the nine months ended June 2003, respectively.
The preliminary results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.
2. Comparative figures
Comparative figures have been restated to take into account the effects of the new agriculture accounting standard which became effective from the beginning of the current financial year. The effect on operating profit is the inclusion of the fair value changes in the value of plantations and the expensing of the costs incurred to establish and maintain plantations (silviculture costs) and the amortisation of interest which had been previously capitalised. Net finance costs have increased. In terms of the new accounting standard, interest is no longer capitalised to the carrying value of plantations.
The effect on the cash flow statement is a reclassification of investments in plantations from cash utilised in investing activities to cash generated by operations. Net cash flows remain the same.
Operating profit has been restated to take into account the requirements of circular 3/2004 issued by the South African Institute of Chartered Accountants. Previously non-trading (profit) loss items were excluded from operating profit. The impact of the inclusion is an increase in operating profit of US$3 million for the quarter and US$4 million for the nine months ended June 2003.
In September 2003, cash and overdraft were restated to gross up amounts previously set-off. The June 2003 cash flow statement has been restated to take the effects of this into account.
notes to the group results

notes to the group result (continued)
Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
US$ million
US$ million US$ million
US$ million
3. Operating profit
Included in operating profit
are the following non-cash
items:
Depreciation and
amortisation
Depreciation of
property, plant and
equipment
102
89
305
259
Fellings *
12
5
39
14
Other amortisation
1
-
2
1
115
94
346
274
Fair value adjustment
(gains) on plantations
(included in cost of sales)
Changes in volume
(16)
(12)
(44)
(32)
Changes in fair value
(29)
1
(53)
-
(45)
(11)
(97)
(32)
The above fair value
adjustment (gains) have
been partially offset by
planting costs relating to
plantations replenished
10
8
28
21
4. Capital expenditure
Property, plant and
equipment
57
70
224
170
* the amount charged against the income statement representing the standing value of the plantations harvested
sappi

sappi

Reviewed
Audited
June 2004
Sept 2003
US$ million
US$ million
5.
Capital commitments
Contracted but not provided
94
86
Approved but not contracted
130
193
224
279
6.
Contingent liabilities
Guarantees and suretyships
49
47
Other contingent liabilities
3
24
The reduction in other contingent liabilities reflects management's revised estimate of reasonably possible losses which could arise from taxation queries to which certain group companies are subject. These could give rise to additional taxation costs. However, management currently believes, based on legal counsel opinion, that no further material costs will arise.
notes to the group results (continued)

additional information
Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
US$ million
US$ million US$ million
US$ million
1.
Net profit to EBITDA *
reconciliation
Net profit
40
25
42
134
Net finance costs
30
29
84
90
Taxation - current
2
5
20
36
- deferred
(12)
(7)
(30)
(5)
Depreciation
102
89
305
259
Amortisation (including
fellings)
13
5
41
15
EBITDA *
175
146
462
529
* Earnings before interest (net finance costs), tax, depreciation and amortisation
In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit and recalculated EBITDA to exclude interest (net finance costs), taxes, depreciation and amortisation (including fellings). As a result our definition has been amended to retain other income/expenses (previously non-trading profit/loss) as part of EBITDA. The comparative information has been restated to take this into account. The effect on EBITDA for the amended definition is an increase of US$3 million for the quarter and US$4 million for the nine months ended June 2003. There was no impact on the current quarter and nine months ended June 2004.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.
supplemental information

sappi
sappi

additional information (continued)
Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
US$ million
US$ million US$ million
US$ million
2.
Calculation of Headline *
earnings
Net profit
40
25
42
  134
Profit on disposal of
business and property,
plant & equipment
-
(2)
-
(3)
Mill closure costs
-
-
-
1
Headline earnings *
40
23
42
132
Headline earnings per
share (US cents) *
18
11
19
58
Weighted average
number of shares in
issue (millions)
226.3
229.1
226.3
229.5
Diluted headline
earnings per share
(US cents)*
17
10
18
57
Weighted average
number of shares on
fully diluted basis
(millions)
228.3
231.5
228.3
232.1
* Headline earnings disclosure is required by the JSE Securities Exchange South Africa
June
March Dec Sept June
2004
2004 2003 2003 2003
3.
Exchange rates:
Period end rate: US $1 = ZAR
6.3224
6.5738 6.7951      7.1288       7.4300
Average rate for the Quarter: US $1 = ZAR
6.5953
6.8054 6.8569      7.3866       7.6305
Average rate for the YTD: US $1 = ZAR
6.7661
6.8363 6.8569      8.3300       8.6173
Period end rate: EUR 1 = US$
1.2138
1.2150 1.2410      1.1475       1.1417
Average rate for the Quarter: EUR 1 = US$
1.2051
1.2497 1.1887      1.1328       1.1236
Average rate for the YTD : EUR 1 = US$
1.2118
1.2161 1.1887      1.0804       1.0655
The financial results of entities with reporting currencies other than the US Dollar are translated into
US Dollars as follows:
- Assets and liabilities at rates of exchange ruling at period end; and
- Income, expenditure and cash flow items at average exchange rates.
sappi
sappi
supplemental information

sappi

sappi
regional information
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
Metric tons
Metric tons
Metric tons
Metric tons
(000's)
(000's)
% change
(000's)
(000's)
% change
Sales
Fine Paper - North America
381
301            26.6
1,080
1,012            6.7
Europe
580
546              6.2
1,779
1,663            7.0
Southern Africa
85
78              9.0             231
221            4.5
Total
1,046
925            13.1           3,090
2,896            6.7
Forest Products - Pulp and
paper
operations
369
348              6.0
1,126
1,080            4.3
Forestry
operations
416
323            28.8          1,074
930          15.5
Total
1,831
1,596            14.7          5,290
4,906            7.8
Reviewed
Reviewed
Reviewed
Reviewed
Nine
Nine
Quarter
Quarter
months
months
ended
ended
ended
ended
June 2004
June 2003
June 2004
June 2003
US$ million
US$ million
% change
US$ million
US$ million
% change
Sales
Fine Paper - North America
363
319           13.8
1,018
1,026          (0.8)
Europe
512
481             6.4
1,586
1,418         11.8
Southern Africa
82
74           10.8              225
196         14.8
Total
957
874             9.5
2,829
2,640           7.2
Forest Products - Pulp and
paper
operations
212
174           21.8              616
497         23.9
Forestry
operations
19
14           35.7
48
39         23.1
Total
1,188
1,062           11.9           3,493
3,176         10.0
Operating profit
Fine Paper - North America
(17)
9                 -
(91)
38              -
Europe
18
14           28.6
60
95      (36.8)
Southern Africa
3
10         (70.0)
11
29      (62.1)
Total
4
33         (87.9)
(20)
162              -
Forest Products
62
21         195.2
145
91        59.3
Corporate
(6)
(2) 200.0
(9)
2              -
Total
60
52           15.4
116
255     (54.5)
supplemental information

sappi ordinary shares
ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)

this report is available on the Sappi website
www.sappi.com
Transfer Secretaries:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 (Pty) Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2004
SAPPI LIMITED,
by /s/    D.G. Wilson
Name: D.G. Wilson
Title: Executive Director: Finance